SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2003

Commission File Number 001-14491

TELE CELULAR SUL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TELE CELLULAR SUL HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Comendador Araújo, 299 - 3º Andar
80420-000 Curitiba. PR, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Contacts
Paulo Roberto Cruz Cozza
Chief Financial Officer and Director of Investor Relations
Joana Dark Fonseca Serafim
Investor Relations
+55 41 9968-3685
+55 41 312-6862
jserafim@timsul.com.br
Rafael J. Caron Bósio
Investor Relations
+55 41 9976-0668
rbosio@timsul.com.br
Website
http://tsu.infoinvest.com.br/

MATERIAL FACT
AND NOTICE TO THE DEBENTURE-HOLDERS
OF TELEPAR CELULAR S.A.

Tele Celular Sul Participações S.A. and Telepar Celular S.A. (“TELEPAR”), together with the wholly-owned subsidiaries of the latter, Telesc Celular S.A. (“TELESC”) and CTMR Celular S.A. (“CTMR”), these three latter companies jointly denominated as the “Companies”, who are authorized for the personal mobile service (“SMP”) for the States located in Region II of the General Plan of Authorizations for SMP, approved by Anatel Resolution No. 321, dated September 27th, 2002, hereby, based on the provisions of the fourth paragraph of art. 157 of Law No. 6,404/76, and Brazilian Securities and Exchange Comission - CVM (“CVM”) Instructions Nos. 358/02, this amended by CVM Instruction No. 369/02, and on the basis of CVM Instruction No. 319/99, this with the amendments made by CVM Instruction No. 320/99 and No. 349/01, discloses to their shareholders, debenture-holders and to the market in general and other interested parties, the following Material Fact:

1. Current Corporate Structure: TELEPAR holds; (a) 100% (one hundred per cent) of the voting and non-voting capital stock of TELESC, and is, therefore, the holder of 100% of the total capital stock of TELESC; (b) 100% (one hundred per cent) of the voting and non-voting capital stock of CTMR, and is, therefore, the holder of 100% of the total capital stock of CTMR. Thus, TELEPAR is the sole shareholder of TELESC and CTMR.

2. Operation Intended: TELEPAR, TELESC and CTMR wish to carry out a corporate reorganization, whereby TELESC and CTMR will be merged into TELEPAR. In light of the merger, TELESC and CTMR will cease to exist, with only TELEPAR remaining.

3. Rationale for the Operation: The corporate restructuring of the Companies through the merger of TELESC and CTMR is the outcome of the intention of the management of the Companies to integrate them operationally, which will allow better use to be made of synergies already existing among the businesses, and consequent reduction of administrative costs, necessary for maintaining three separate legal structures, and the elimination of expenses resulting from operations among the Companies.

4. Benefits of the Operation: By virtue of the operation in question, TELEPAR will reduce costs, as described in item 3 above, becoming a company in even better economic health. The operation does not offer any risk to TELEPAR (Merging Company), given that TELESC and CTMR are already wholly-owned subsidiaries of TELEPAR.

5. Premium: The special premium reserve that is part of the net equity of the Merging Company will continue to be amortized within the realm of the Merging Company, to the extent that the respective tax benefit is earned, and its capitalization, as permitted by art. 7 of CVM Instruction No. 319/99, will be effected to the benefit of the controlling shareholder of the Merging Company. In the terms of the relevant regulations, other shareholders of the Merging Company are assured with the right of preference in the subscription of the aforementioned capitalization. The portion of the premium amortized in the Merging Company’s books up to the base-date of the merger, and which has generated a tax benefit in these Companies, will entail the right of capitalization directly in the Merging Company.

6. Costs of the Operation: The budget of the operation addressed in this Material Fact is in the order of R$550,000.00 (five hundred and fifty thousand reais), including legal consultancy, services of asset evaluation, corporate publications, legal registries, traveling expenses and auditing.

7. Corporate and Business Acts Prior to the Merger: On November 19th and 21st, 2002, TELESC and CTMR were the object of a merger of shares by TELEPAR, in such a way that TELEPAR became the sole shareholder of TELESC and CTMR, whilst the other shareholders of TELESC and CTMR became shareholders of TELEPAR. This operation was announced to the market through a Material Fact Notice, published on November 04th, 2002. On April 29th, and 30th, the Boards of Directors of TELEPAR, TELESC, CTMR and Tele Celular Sul Participações S.A. approved the performance of studies referring to the conditions of feasibility of the operation in question. The Boards of Directors of TELEPAR, TELESC and CTMR authorized the signature of the agreement of the merger in question, by means of meetings held on July 14th, 2003, and the TELEPAR Board of Directors also approved the contracting of a specialist firm to carry out the evaluation of the equities of TELESC and CTMR.

8. Absence of an Increase of Capital and the Shares to be Attributed to the TELESC and CTRM Shareholders by Virtue of their Merger into TELEPAR: As TELEPAR is the sole shareholder of TELESC and CTMR, there will be no increase in TELEPAR’s capital stock, and, consequently, nor will there be any issuance of TELEPAR shares, as the equities of CTMR and TELESC are already reflected in TELEPAR’s balance sheet. By virtue of the merger, the shares held by TELEPAR in TELESC and CTMR will be cancelled. With regard to the shares issued by TELEPAR, their number, kinds and classes will remain unchanged, consequently maintaining also unchanged the shareholding interests of the current shareholders, with no change to rights, political and property advantages and percentages of shareholding interests.

9. Lack of Adverse Impact to the TELEPAR Debenture-holders: The operation in question will have no adverse impact on TELEPAR’s debenture-holders, since the equities of TELESC and CTMR are already reflected in TELEPAR’s balance sheet. The Fiduciary Agent of the debenture-holders has made an express statement, by means of the letter dated July 02nd, 2003; - that the operation intended does not infringe the provisions of the Deed of Issuance of the aforementioned Debentures.

10. Criterion for Evaluation of the Equities to be Merged by TELEPAR: The equities of TELESC and CTMR are being evaluated by the bookkeeping criterion of equity evaluation, whose base-date for the Balance Sheets will be June 30th, 2003. TELEPAR has chosen ACAL Consultoria e Auditoria S/C, Corporate Taxpayer Identification No. 28.005.734/0001-82, to carry out the evaluation mentioned above. Changes in equity after the base-date of the Balance Sheets of the merged companies will be entered directly in the merged companies, and after the effective approval of the merger, on July 31st, 2003, the Merging Company will absorb such changes in equity in its accountancy.

11. Change of the Name of TELEPAR: TELEPAR’s Extraordinary Shareholders’ Meeting which examines the agreement of merger for TELESC and CTMR, as well as their evaluation report, will also decide on the change of the name of TELEPAR, whose new corporate name will become TIM Sul S.A.

12. New Branches of TELEPAR: As a result of the merger, the headquarters and branches of TELESC and CTMR will become branches of TELEPAR.

13. Lack of Conflict of Interests: ACAL Consultoria e Auditoria S/C, the legal entity responsible for evaluation of the equities of TELESC and CTMR, which will be merged into TELEPAR, has stated in writing the lack of any conflict or communion of interest with regard to the preparation of the evaluation report of the aforementioned equities to be merged and other related activities.

14. No Change to the Capital Stock of the Merging Company (TELEPAR): The paid-up capital stock of TELEPAR will continue to be exactly the same, that is to say, R$944,367,526.69 (nine hundred and forty-four million, three hundred and sixty-seven thousand, five hundred and twenty-six reais, sixty-nine centavos). The paid-up capital stock of TELEPAR, divided into 14,994,096,284 (fourteen billion, nine hundred and ninety-four million, ninety six thousand, two hundred and eighty-four) shares, will continue to have exactly the same make-up:

SHARE (KIND/CLASS)	QUANTITY
COMMON	6,732,144,075
PREFERRED / CLASS A	4,919
PREFERRED / CLASS B	8,261,947,290
TOTAL	14,994,096,284

15. Lack of Right to Withdraw and, therefore, Lack of Right to Reimbursement: As TELEPAR is the sole shareholder of the companies to be merged (TELESC and CTMR), and, thus, only with its approval can the merger in question take place, there will be no right to withdraw and, likewise, reimbursement, as a consequence of the merger in question.

16. Need for Approval of the Operation by the Regulatory Agencies: The Companies involved have requested approval of the operation by the National Telecommunications Agency – ANATEL (“ANATEL”). Completion of the operation in question will be informed to the Administrative Council for Economic Defense – CADE (“CADE”), given the request for approval submitted to CADE at the time of the merger of the TELESC and CTMR shares mentioned in item 7 above.

17. Location for Access to the Documents of the Operation: The documents produced to date in relation to the operation in question will be available to TELEPAR’s shareholders and debenture-holders at the headquarters of the latter, located at Rua Comendador Araújo No. 299, Curitiba, State of Paraná, from Monday through Friday, from 09:00 a.m. to 13:00 p.m.

18. Conditions to which the Operation Addressed in this Material Fact is Subject: The basis of the operation addressed in this Material Fact, which are set forth in the Agreement of Merger between TELEPAR, TELESC and CTMR, are subject to final approval by the Extraordinary Shareholders’ Meeting of TELEPAR, the invitation to which will be published on the same date as publication of this Notice of Material Fact. Completion of the operation addressed in this Notice of Material Fact will only take place when: (i) the operation in question is approved by ANATEL; and (ii) the agreement of merger and the evaluation reports on the equities of TELESC and CTMR are definitively approved by the Extraordinary Shareholders’ Meeting of TELEPAR and such Extraordinary Shareholders’ Meeting declares the operation in question completed.

Curitiba, July 14 2003

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE CELULAR SUL PARTICIPACTES, S.A.

Date: July 15, 2003	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer